Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-270106

February 26, 2025

€900,000,000

PPG INDUSTRIES, INC.

3.250% Notes due 2032

Issuer:	PPG Industries, Inc.

Format:	SEC-Registered

Expected Ratings*:	A3/BBB+/BBB+ (Stable/Stable/Stable) (Moody’s/S&P/Fitch)

Trade Date:	February 26, 2025

Settlement Date**:	March 4, 2025 (T+4)

Minimum Denomination:	€100,000 and integral multiples of €1,000 in excess thereof

Exchange Listing:	PPG Industries, Inc. intends to apply to list the Notes on the New York Stock Exchange.

Day Count Convention:	Actual / Actual (ICMA)

Title of Securities:	3.250% Notes due 2032

Principal Amount Offered:	€900,000,000

Maturity Date:	March 4, 2032

Price to Public:	99.422% of the principal amount offered

Coupon:	3.250% per annum

Yield to Maturity:	3.344%

Benchmark Security:	0.000% DBR due February 15, 2032

Spread to Benchmark Security:	DBR + 107.9 bps

Benchmark Security Spot and Yield:	85.56%; 2.264%

Mid-Swap Yield:	2.294%

Spread to Mid-Swap:	+105 bps

Interest Payment Date:	March 4 of each year, commencing on March 4, 2026

Make-Whole Call:	Prior to December 4, 2031 at DBR + 20 bps

Par Call:	On or after December 4, 2031

CUSIP/ISIN/Common Code:	693506 BX4 / XS3013011203 / 301301120

Joint Book-Running Managers:	J.P. Morgan Securities plc BNP PARIBAS Banco Bilbao Vizcaya Argentaria, S.A. Banco Santander, S.A. Citigroup Global Markets Limited HSBC Bank plc Société Générale

Senior Co-Managers:	Goldman Sachs & Co. LLC Intesa Sanpaolo IMI Securities Corp. Merrill Lynch International PNC Capital Markets LLC

SMBC Bank International plc The Toronto-Dominion Bank UniCredit Bank GmbH U.S. Bancorp Investments, Inc. Wells Fargo Securities International Limited

Co-Managers:

Academy Securities, Inc.

ANZ Securities, Inc.

BNY Mellon Capital Markets, LLC

Danske Bank A/S

Deutsche Bank AG, London Branch

ICBC Standard Bank Plc

ING Bank N.V., Belgian Branch

Morgan Stanley & Co. International plc

Siebert Williams Shank & Co., LLC

Skandinaviska Enskilda Banken AB (publ)

Standard Chartered Bank

Truist Securities, Inc.

*

A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

**

We expect to deliver the notes to purchasers on or about March 4, 2025, which will be the fourth business day following the pricing of the notes (such settlement cycle being herein referred to as “T+4”). Under Rule 15c6-l under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the business day preceding the settlement date will be required, by virtue of the fact that the notes initially will settle T+4, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to the business day preceding the settlement date should consult their own advisor.

The notes will be represented by beneficial interests in fully registered permanent global notes (the “international global notes”) without interest coupons attached, which will be registered in the name of, and shall be deposited on or about March 4, 2025 with a common depositary for, and in respect of interests held through, Euroclear Bank, S.A./N.V., as operator of the Euroclear System (“Euroclear”), and Clearstream Banking, S.A. (“Clearstream”). Any notes represented by global notes held by a nominee of Euroclear or Clearstream will be subject to the then applicable procedures of Euroclear and Clearstream, as applicable. Euroclear and Clearstream’s current practice is to make payments in respect of global notes to participants of record that hold an interest in the relevant global notes at the close of business on the date that is the clearing system business day (for these purposes, Monday to Friday inclusive except December 25th and January 1st) immediately preceding each applicable interest payment date.

This term sheet is not a prospectus for the purposes of Regulation (EU) 2017/1129, including the same as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018, as amended by the European Union (Withdrawal Agreement) Act 2020.

MiFID II and UK MiFIR – professionals/ECPs-only / No PRIIPs or UK PRIIPs KID – Manufacturer target market (MiFID II and UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs or UK PRIIPs key information document (KID) has been prepared as not available to retail in EEA or UK.

The communication of this term sheet and any other document or materials relating to the issue of the notes is not being made, and such documents or materials have not been approved, by an authorized person for the purposes of Section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. This document and such other documents and/or materials are for distribution only to persons who (i) have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial

Promotion Order”)), (ii) fall within Article 49(2)(a) to (d) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this term sheet and any other document or materials relates will be engaged in only with relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this term sheet or any of its contents.

Relevant stabilization regulations including FCA/ICMA will apply.

This final term sheet supplements, and should be read in conjunction with, the issuer’s preliminary prospectus supplement dated February 26, 2025 and accompanying prospectus dated February 28, 2023.

This communication is for informational purposes only and does not constitute an offer to sell, or a solicitation of an offer to buy, any security. No offer to buy securities described herein can be accepted, and no part of the purchase price thereof can be received, unless the person making such investment decision has received and reviewed the information contained in the relevant prospectus in making their investment decisions. The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and accompanying prospectus related to that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities plc collect at +44 (0)20 7134-2468 or BNP PARIBAS at +44 (0)20-7595-8222.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.

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